November 24, 2008

Joseph G. McCann, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 6010

Re:	Middle Kingdom Alliance Corp.
Second Amended Preliminary Proxy Statement on Schedule 14A
Filed on November 20, 2008
File No. 000-52358

Dear Mr. McCann:

Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom” or the “Company”) hereby responds through EDGAR to the comments issued on November 21, 2008 to the Company’s second amended Preliminary Proxy Statement on Schedule 14A and addressed to Mr. Bernard J. Tanenbaum III (the “Comment Letter”). Contemporaneous with this submission we are filing a complete copy of a Definitive Proxy Statement on Schedule 14A for the Company (the “Definitive Proxy”) reflecting our responses.

The Definitive Proxy incorporates changes responsive to the comments set forth in the Commission’s Comment Letter. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Definitive Proxy. The references to page numbers in the headings are to the second amended Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 20, 2008 (the “Second Amended Schedule 14A”). We are also filing the Definitive Proxy as a Rule 425 Prospectus contemporaneous herewith.

We are also sending courtesy copies of this letter to you by messenger, together with a redline of the Definitive Proxy marked to show changes from the Second Amended Schedule 14A.

1.	We are unable to agree with your response to prior comment 1. In particular, the fact that you also will use another document to make offers does not affect whether the current document is an offer. In addition, the emphasis you place in your analysis on other documents not filed in accordance with Rule 425 appears to be misplaced given Rule 425(4)(1). It remains unclear how you conclude that information in this document is not an offer as defined in the second and third paragraphs of your response to prior comment 1 given that it is information that you will be providing to the same class of shareholders to whom you are offering securities in your pending registered transaction and the information will be used by those shareholders to evaluate whether they want to facilitate the registered transaction by extending the deadline. Please comply with Rule 165 and 425. We cannot agree with your proposal at the bottom of page 3 of your response letter that an appropriate resolution of this issue is to delete disclosure that shareholders need to make an informed voting decision.

Middle Kingdom has complied with Rules 165 and 425 by filing, contemporaneous with this submission, the Definitive Proxy as a Form 425 prospectus.

Why is Middle Kingdom proposing to amend its certificate of incorporation, page 3

2.	We note your response to prior comment 3; however, we also note continued disclosure at the bottom of page 3 and elsewhere that tie SEC has issued comments. Please revise to remove all implications that the Commission itself will review or comment on Middle Kingdom’s filings.

Middle Kingdom has removed from the Definitive Proxy all implications that the Commission itself will review or comment on its filings. Any disclosure in the Definitive Proxy regarding a review of or comment on Middle Kingdom’s filings has been revised to indicate that it will be the SEC staff that conducts a review or issues comments.

How do the Middle Kingdom insiders intend to vote their shares, page 6

3.	Given your revisions on page 38 and the Schedule 13D filed on November 20, 2008, it appears that the controlling shareholder of the company you are seeking to acquire has recently acquired a controlling interest in you. If so, please revise the disclosure in this section regarding potential future purchases to disclose that the controlling shareholder of the company you are seeking to acquire has acquired a controlling interest in your company. Also disclose the dates over which the controlling interest was accumulated, and indicate whether those purchases were open market transactions.

Middle Kingdom has revised the disclosure in the Definitive Proxy to include the information requested by the staff in Comment #3.

4.	We note your response to prior comment 9; however, given that you will not control the post-merger company and appear to have made no arrangement to prohibit the post-merger company’s funds from being used in connection with the purchases through reimbursement or otherwise, disclosure of your intention does not appear to address the concern in the comment. Therefore, we reissue the comment.

Middle Kingdom has added the following disclosure to the Definitive Proxy:

“Capital Ally has represented that it will not seek reimbursement of funds expended in connection with its purchase of Middle Kingdom Class B common stock; and Pypo has represented to Middle Kingdom that it will take no action to reimburse Capital Ally for such amounts.”

Middle Kingdom undertakes to file the above-referenced representation letters from Capital Ally and Pypo as exhibits to the next amendment to the Company’s Form S-4 registration statement that it files with the Commission.

What if I don’t want to vote, page 9

5.	We note your revisions in response to prior comment 16; however your disclosure in the third paragraph continues to indicate the surrender of the shares occurs after the extension is approved and the second paragraph encourages shareholders in bold text not to send in their stock certificates. Given this disclosure which appears to contradict the first paragraph of this section, it remains unclear how investors would understand clearly that you are requiring them to submit their shares before the meeting if they want to convert. Please revise.

Middle Kingdom has revised the disclosure in the third paragraph of this section of the Definitive Proxy to reconcile the two disclosures. Middle Kingdom also has made conforming changes throughout the Definitive Proxy to remove any confusion as to when converting stockholders must tender their stock certificates.

Beneficial Ownership of Securities, page 38

6.	It is unclear whether you have disclosed the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of Capital Ally. See comment 101 of our letter dated October 10, 2008. Your disclosure appears to address only who controls 50% of Capital Ally and it remains unclear who is making the voting and dispositive decisions with regard to your securities held in the name of Capital Ally. Please clarify your disclosure regarding Capital Ally and each of the entities named in the table accordingly; for example, from your disclosure in footnote (8), it is unclear whether the “authorized signatory” is the natural person making the voting and dispositive decisions.

The disclosure in the Definitive Proxy has been revised in accordance with your comments.

Middle Kingdom acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Middle Kingdom Alliance Corp.

By:	/s/ David A. Rapaport
David A. Rapaport, Esq.
General Counsel

cc:	Ralph De Martino, Esq., Cozen O’Connor

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